Exhibit 99.4
RECONCILIATION FROM CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO
ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES
Brookfield Properties Corporation (“the company”) prepares its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Canadian GAAP differs in some respects from the principles that the company would follow if its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The effects of significant accounting differences between Canadian GAAP and US GAAP on the company’s balance sheets as at December 31, 2008 and 2007 and statements of income, changes in common equity, comprehensive income and cashflow for the years then ended are quantified and described in the accompanying notes. Under both Canadian and US GAAP, non-GAAP measures and discussion are generally not included in the financial statements and notes thereto.
(a) Income statement differences
The incorporation of the significant differences in accounting principles in the company’s statement of income for the year ended December 31, 2008 under US GAAP would result in net income under US GAAP of $656 million (2007 — $383 million).
The principal differences between Canadian GAAP and US GAAP net income are summarized in the following table:

(Millions, except per share information)		2008	2007

Net income as reported under Canadian GAAP		$700	$240
Adjustments:
Decreased commercial property income	(i)	(2)	(17)
Decreased commercial property depreciation	(ii)	8	8
Increased (decreased) property disposition gains	(iii)	16	(3)
Foreign exchange and dividends on convertible preferred shares	(iv)	(12)	200
Increased (decreased) residential development income	(v)	87	(52)
(Increased) decreased deferred income taxes	(vi)	(117)	7
Decreased other items	(vii)	(24)	—

Net income under US GAAP		$656	$383
Preferred share dividends and change in redemption value of redeemable preferred shares	(iv)	(29)	(97)

Net income available to common shareholders under US GAAP		$627	$286

Net income per share under US GAAP
Basic		$1.59	$0.71
Diluted		$1.58	$0.71

Explanation of the significant income statement differences between Canadian GAAP and US GAAP are as follows:
(i) Decreased commercial property income
Prior to January 1, 2004, rental revenue was recognized under Canadian GAAP over the term of the lease as it became due where increases in rent are intended to offset the estimated effects of inflation. Effective January 1, 2004, rental revenue is recognized on a straight-line basis over the term of the lease on a prospective basis. Under US GAAP, rental revenue has always been recognized on a straight-line basis. The net impact on the current year income of the company had the straight-line method always been used under Canadian GAAP would be a decrease in commercial property revenue of $4 million (2007 — $12 million). Further, termination of a previously-existing lease at One World Financial Center in New York in 2004 resulted in additional lease termination income under US GAAP whereas under Canadian GAAP this amount is being amortized into income over the remaining term of the replacement lease. The net impact of this amount and certain other differences in revenue recognition on modification of leases would be an increase in commercial property income of an additional $2 million (2007 — decrease of additional $5 million).
(ii) Decreased commercial property depreciation
Prior to January 1, 2004, commercial properties were depreciated under Canadian GAAP using the sinking-fund method. Effective January 1, 2004, depreciation of rental properties is recorded using the straight-line method on a prospective basis. Under US GAAP, commercial properties have always been depreciated on a straight-line basis. As a result of the higher carrying value under Canadian GAAP at January 1, 2004 when the accounting standard changed and other differences in carrying value, straight-line depreciation is higher under Canadian GAAP by $8 million for 2008 (2007 — $8 million).
(iii) Increased (decreased) property disposition gains
Under US GAAP, the book values of commercial property assets differ from Canadian GAAP as a result of differences in historical rental revenue recognition and commercial property depreciation methods, as explained in (i) and (ii), which results in an increase in property disposition gains of $16 million (2007 — decrease of $3 million).
(iv) Foreign exchange and dividends on convertible preferred shares
Pursuant to CICA Handbook Section 3863, “Financial Instruments — Presentation,” certain of the company’s preferred share obligations that could be settled with a variable number of the company’s common equity are classified as liabilities and corresponding distributions as interest expense for Canadian GAAP, whereas under US GAAP they continue to be treated as equity with the corresponding distributions classified as dividends. Under Canadian GAAP, these preferred share liabilities are converted into the company’s functional currency at current rates. Under US GAAP, these preferred shares are treated as equity and are converted into the company’s functional currency at historical rates, except for the Class AAA Series E shares which are treated as redeemable equity interests and measured at redemption value. The net impact would be a decrease in income of $12 million (2007 - increase of $200 million).
The Class AAA preferred shares contain a beneficial conversion feature in favor of the holder (refer to Note 15 of the 2008 annual financial statements for details of the conversion feature). The beneficial conversion feature was measured at its intrinsic value at the date of issuance of the shares and is being recognized as a return to the preferred shareholders through a charge to retained earnings, over the period from the date of issuance to the earliest date when the conversion becomes exercisable by the holder. The charge during the current year was $4 million. Although there is no impact on net income, the charge to retained earnings affects the computation of both basic and diluted EPS for US GAAP by reducing the net income available to common shareholders.
(v) Increased (decreased) residential development income
The company’s revenue recognition policy for land sales requires, in part, that the significant risks and rewards of ownership have passed to the purchaser prior to the recognition of revenue by the company. Primarily in the province of Alberta, land sales transactions substantially transfer the risks and rewards of ownership to the purchaser when both parties are bound to the terms of the sale agreement and possession passes to the purchaser. In certain instances, title may not have transferred. Under SFAS No. 66, “Sales of Real Estate,” transfer of title is a requirement for recognizing revenue under US GAAP whereas this is not required in all circumstances under Canadian GAAP. Accordingly, residential development income would increase by $87 million for US GAAP purposes since the amount deferred in the prior year because title had not transferred exceeds the amount deferred in the current year (2007 — decrease of $52 million).
(vi) Increased (decreased) deferred income taxes
Income taxes are accounted for using the liability method under both Canadian and US GAAP. For the year ended December 31, 2008, an increase in deferred income tax expense of $117 million (2007 - decrease of $7 million) would be recorded under US GAAP due to the tax effect of the stated differences between Canadian and US GAAP described above and the remeasurement of temporary differences. In 2008, the company’s U.S. office properties subsidiary, Brookfield Properties, Inc. (“BPI”), determined it would elect to be taxed as a real estate investment trust (“REIT”) which resulted in the remeasurement of its taxable temporary differences at a lower effective tax rate. The recovery of future income taxes recorded from revaluation of temporary differences on electing to be taxed as a

REIT would decrease by $79 million under US GAAP as the taxable temporary differences are lower under US GAAP than under Canadian GAAP.
In 2007, the company settled tax contingencies assumed in connection with the Trizec acquisition for amounts less than those assigned in the allocation of the purchase price. This resulted in recognition of a gain in Canadian GAAP. Under US GAAP, the purchase price allocation is adjusted for the difference between the value assigned to the tax contingency on acquisition and the settlement value. As a result, US GAAP net income is reduced by nil (2007 — $6 million).
(vii) Decreased other items
In the current year, the company recognized a foreign exchange gain of $24 million under Canadian GAAP resulting from the reduction of the net investment in one of its self-sustaining Canadian subsidiaries as a result of a special dividend received in the year. Under US GAAP, foreign exchange gains and losses on translation of self-sustaining subsidiaries are recognized in net income only when the subsidiary is sold or substantially liquidated.
(b) Comprehensive income
Differences in comprehensive income arise from the application of the current rate method of currency translation to differences between Canadian and US GAAP as described above under “Income statement differences.”
Comprehensive income using US GAAP amounts is as follows:

(Millions)	2008	2007

Net income under US GAAP	$656	$383
Other comprehensive income on change in foreign currency translation adjustment under US GAAP, net of related hedges and taxes	(173)	24
Other comprehensive income arising from cashflow hedging activities under US GAAP	4	(19)

Comprehensive income under US GAAP	$487	$388

(c) Balance sheet differences
There are differences in the treatment of balance sheet items between Canadian GAAP and US GAAP. Incorporation of the significant differences in accounting principles in the company’s financial statements as at December 31, 2008 and 2007 would result in the following balance sheet presentation under US GAAP:

December 31 (Millions)		2008	2007

Assets
Commercial properties	(i)	$14,519	$15,464
Commercial developments		1,225	1,172
Residential developments	(ii)	1,252	1,317
Receivables and other	(iii), (iv)	1,044	1,053
Intangible assets		637	759
Restricted cash and deposits		116	151
Cash and cash equivalents		157	214
Assets related to discontinued operations		290	4

Total assets under US GAAP		$19,240	$20,134

Liabilities
Commercial property debt	(iv)	$11,428	$12,046
Accounts payable and other liabilities	(v)	1,139	1,330
Intangible liabilities		707	834
Deferred tax liabilities	(vi)	194	419
Liabilities related to discontinued operations		217	3
Capital securities — corporate	(vii)	—	—
Capital securities — fund subsidiaries	(viii)	240	234
Minority interests — fund subsidiaries	(ix)	205	207
Minority interests — other subsidiaries	(x)	73	90
Redeemable equity interests	(viii)	757	827
Preferred equity — subsidiaries		313	382
Shareholders’ equity
Preferred equity — corporate	(xi)	855	855
Common equity	(xii)	3,112	2,907

Total liabilities and shareholders’ equity under US GAAP		$19,240	$20,134

Significant differences between Canadian GAAP and US GAAP are as follows:
(i) Commercial properties
There are two principal differences between Canadian GAAP and US GAAP affecting the carrying value of commercial properties. The first difference relates to historical differences in the method of depreciation applied to depreciable assets as described in (a)(ii). At December 31, 2008, this and other differences in amounts capitalized under US GAAP would result in a cumulative adjustment of $382 million (2007 — $425 million). The second difference relates to the method of accounting for joint ventures. Under Canadian GAAP, the accounts of all incorporated and unincorporated joint ventures are proportionately consolidated according to the company’s ownership interest. Under US GAAP, the equity method of accounting is applied. In circumstances where a joint venture is an operating entity and the significant financial and operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity, the U.S. Securities and Exchange Commission regulations do not require adjustments to equity account the joint ventures. As a result, presentation of the company’s joint ventures has not been adjusted to the equity method.

(Millions)	2008	2007

Commercial properties under Canadian GAAP	$14,901	$15,889
Additional accumulated depreciation under US GAAP	(382)	(425)

Commercial properties under US GAAP	$14,519	$15,464

(ii) Residential developments
The impact on residential developments related to differences described in (a)(v) is as follows:

(Millions)	2008	2007

Residential developments under Canadian GAAP	$1,196	$1,228
Residential inventory adjustment	56	89

Residential developments under US GAAP	$1,252	$1,317

(iii) Receivables and other
The principal differences in the accounting for receivables and other under US GAAP is the inclusion of a straight-line rent receivable had the company always straight-lined its revenue, the reclassification of deferred financing costs which are included in the carrying amount of commercial property debt under Canadian GAAP, the inclusion of a related party receivable that is offset by a related financial liability under Canadian GAAP and the timing of residential revenue recognition. Refer to (a)(i) and (c)(viii).

(Millions)	2008	2007

Receivables and other under Canadian GAAP	$935	$1,056
Straight-line rent receivable adjustment and other	38	39
Deferred financing costs reclassified	46	43
Reclassification of related party receivable offset against a financial liability under Canadian GAAP	164	200
Residential receivable adjustment	(139)	(285)

Receivables and other under US GAAP	$1,044	$1,053

(iv) Commercial property debt
Under Canadian GAAP, commercial property debt includes $46 million (2007 — $43 million) of deferred financing costs that have been allocated to specific property debt pursuant to CICA Handbook Section 3855, “Financial Instruments — Recognition and Measurement.” For US GAAP purposes, deferred financing costs are classified as other assets and increase the balance in receivables and other. Also, as discussed in (c)(viii) redeemable preferred shares of $122 million are classified as a liability under Canadian GAAP and reclassified to redeemable equity interests under US GAAP.
(v) Accounts payable and other liabilities
The principal difference under US GAAP relates to deferred income relating to a lease transaction at One World Financial Center in New York (refer to (a)(i)). The accounts payable and other liabilities under US GAAP is as follows:

(Millions)	2008	2007

Accounts payable and other liabilities under Canadian GAAP	$1,168	$1,357
Deferred income	(29)	(27)

Accounts payable and other liabilities under US GAAP	$1,139	$1,330

(vi) Deferred tax liabilities

Deferred tax liabilities under US GAAP are calculated as follows:

(Millions)	2008	2007

Future income tax liabilities under Canadian GAAP	$247	$600
Tax effect on adjustment to temporary differences under US GAAP	(53)	(181)

Deferred tax liabilities under US GAAP	$194	$419

(vii) Capital securities — corporate
Under Canadian GAAP, all of the company’s Class AAA preferred shares are presented as liabilities classified as capital securities — corporate. Under US GAAP, the Class AAA preferred shares are presented as preferred shares except for Class AAA Series E, which is classified as a redeemable equity interest and measured at redemption value. The amounts treated as interest expense for Canadian GAAP are dividends in US GAAP.

(viii) Redeemable equity interests
For US GAAP purposes $471 million (2007 — $505 million) of the company’s capital securities — fund subsidiaries are classified as redeemable equity interests whereas for Canadian GAAP these are classified as liabilities under the caption capital securities — fund subsidiaries. In addition, for US GAAP Class AAA Series E preferred shares of $164 million (2007 — $200 million) that are presented as capital securities — corporate and off-set by a deposit with Brookfield Asset Management in Canadian GAAP, are presented as redeemable equity interests. Finally, redeemable equity interests includes redeemable preferred shares issued by a subsidiary in connection with the acquisition of a commercial development site. Under Canadian GAAP, these shares are classified as a liability as a result of their redemption features and presented in commercial property debt. Under US GAAP, the $122 million (2007 — $122 million) carrying amount is presented as a redeemable equity interest.
(ix) Minority interests — fund subsidiaries
In 2007, the company realized a gain on settlement of the tax contingencies assumed on acquisition of Trizec. For US GAAP purposes, the settlement was treated as an adjustment of the purchase price allocation and, as a result, the commercial property basis is lower under US GAAP. This results in a reduction to minority interests — fund subsidiaries under US GAAP of $7 million (2007 — $9 million).
(x) Minority interests — other subsidiaries
Minority interests — other subsidiaries includes the effect of adjustments relating to non-wholly owned subsidiaries.
(xi) Preferred equity — corporate
Under US GAAP, the company’s Class AAA preferred shares, with the exception of Series E, are included in preferred equity — corporate. Effective January 1, 2005, the company reclassified certain of these shares to liabilities under the caption capital securities — corporate under Canadian GAAP in accordance with CICA Handbook Section 3863. Preferred equity — corporate under US GAAP is as follows:

(Millions)	2008	2007

Preferred equity — corporate under Canadian GAAP	$45	$45
Classification of capital securities as preferred equity, net of issue costs	810	810

Preferred equity — corporate under US GAAP	$855	$855

(xii) Common equity
The cumulative impact of US GAAP adjustments to common shareholders’ equity is as follows:

(Millions)	2008	2007

Common equity under Canadian GAAP	$3,382	$3,033
Adjustment to accumulated depreciation under US GAAP	(379)	(402)
Adjustment to accounts payable and other liabilities under US GAAP	27	28
Adjustment to deferred income tax liability under US GAAP	64	153
Rental revenue adjustments under US GAAP	38	38
Residential revenue adjustment under US GAAP	(86)	(144)
Foreign currency translation adjustments(1)	66	201

Common equity under US GAAP	$3,112	$2,907

(1)	Includes foreign currency effects related to all other US GAAP adjustments

As a result of the above adjustments, the components of common equity under US GAAP are as follows:

(Millions)	2008	2007(1)

Common shares	$2,211	$2,149
Additional paid-in capital	157	174
Accumulated other comprehensive income	(171)	2
Retained earnings	915	582

Common equity under US GAAP	$3,112	$2,907

(1)	Certain of the comparative figures have been adjusted to correct a misclassification of $35 million between common equity and retained earnings and between opening retained earnings and deferred tax liabilities
(d) Cashflow statement differences
The statement of cashflow prepared under US GAAP differs from Canadian GAAP because dividends paid on capital securities are classified as operating items for Canadian GAAP and as financing items for US GAAP. As a result, the summarized cashflow statement under US GAAP is as follows:

(Millions)	2008	2007

Cash provided from (used in) the following activities
Operating	$522	$44
Financing	(476)	329
Investing	(103)	(347)

(Decrease) increase in cash	$(57)	$26

(e) Change in accounting policies
(i) SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”
As of January 1, 2008, the company was required to adopt, for the purposes of US GAAP, SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”) which provides companies with an option to report selected financial assets and liabilities at fair value. The standard’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The company has not elected to apply SFAS 159 to any of its existing financial assets or liabilities.
(ii) SFAS No. 157, “Fair Value Measurements”
As of January 1, 2008, the company was required to adopt, for purposes of US GAAP, SFAS 157, “Fair Value Measurements” (“SFAS 157”) which provides a common definition of fair value, establishes a framework for measuring fair value under US GAAP and expands disclosures about fair value measurements. This statement applies when other accounting pronouncements require fair value measurements and does not require new fair value measurements. The adoption of SFAS 157 did not have any impact.
(f) Future accounting policy changes
(ii) SFAS No. 141(R), “Business Combinations” and SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements”
As of January 1, 2009, the company will be required to adopt FASB Statement No. 141(R), “Business Combinations” (“SFAS 141(R)”) and FASB Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 141(R) will change how business acquisitions are accounted for and will impact the financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for minority interests, which will be re-characterized as non-controlling interests and classified as a component of equity. The company is currently evaluating the impact of this standard.